Exhibit 99.93

DeFi Technologies to Join Coinbase and Grayscale in Upcoming Panel Discussion at Bitcoin Investor Day, Moderated by Anthony Pompliano

Toronto, Canada, March 20, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce its upcoming participation in a Bitcoin Investor Day panel discussion.

DeFi Technologies will be represented by Russell Starr, Head of Capital Markets at DeFi Technologies, who will participate in a panel alongside Zach Pandl, Managing Director of Research at Grayscale, and Brett Tejpaul, Head of Coinbase Institutional. The discussion will be moderated by Anthony Pompliano. This engaging session is scheduled to take place from 3:10 PM to 3:40 PM EST on Friday, March 22. Johan Wattenström, Co-Founder and Board Director of Valour Inc., a subsidiary of DeFi Technologies, will also be participating in the conference.

The Bitcoin Investor Day, orchestrated by Reflexivity Research LLC (“Reflexivity”), aims to assemble hundreds of institutional investors, capital allocators, and forward-thinking entrepreneurs. The day-long event, moderated by the co-founder of Reflexivity, Anthony Pompliano, promises a lineup of top-tier speakers, unmatched networking opportunities, and a series of profound discussions on the future of Bitcoin in the realms of traditional and institutional finance.

Reflecting on the importance of insightful discourse, the event will feature a stellar lineup of speakers, including Cathie Wood of ARK Invest, Anthony Scaramucci of SkyBridge Capital, Mike Novogratz of Galaxy Digital, and many other executives from the digital asset sector.

Bitcoin Investor Day will be held in New York, New York, with doors opening at 9:30 AM. The event schedule promises a full day of engaging programming. Registration details and additional information can be found on the event’s official webpage: https://lu.ma/btcinvestorday

About Reflexivity Research LLC

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and cryptocurrency industry, empowering investors with valuable insights. Reflexivity Research is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF). For more information please visit https://www.reflexivityresearch.com/

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionizing the way individuals and institutions interact with the evolving financial ecosystem. Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN), and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the Company and other parties participating in the Bitcoin Investor Day conference ; development and listing of future ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

For further information, please contact:

Investor Relations DeFi Technologies:

ir@defi.tech